Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com Progen Enters Diabetes Collaboration with Australian National University Brisbane, Australia, 30th March 2011: Progen Pharmaceuticals Limited (ASX:PGL; OTC:PGLA) today announced that it has entered into a Diabetes Collaboration Framework Deed with the Australian National University (ANU) and ANU Enterprise Pty Limited. ANU researchers, led by Prof. Chris Parish and Dr. Charmaine Simeonovic at the John Curtin School of Medical Research, have developed intellectual property for a new therapeutic approach for the treatment of type 1 diabetes with potential application in type 2 diabetes. The collaboration strategically builds on the relationship between ANU and Progen to progress the commercialisation of the new therapy. ANU will commercialise the intellectual property by establishing a new company focused on the commercial development of new diabetes therapeutics. Progen will formally collaborate with the ANU, hold a small stake in the new company, consult with the ANU through an R&D Management Group and provide research and development services as and when required on a fee for service basis with the new company. Prof. Parish, who leads the Cancer and Vascular Biology Group at the John Curtin School of Medical Research, said that: “Type 1 diabetes is an autoimmune disease in which the insulin-producing beta cells of pancreatic islets are destroyed. Our research has led to a new understanding of how pancreatic islet cells including beta cells are protected from metabolic stress and autoimmune attack in type 1 diabetes. It also has implications for understanding similar mechanisms in type 2 diabetes. Based on this novel discovery we have established a therapeutic approach that attenuates the progression of type 1 diabetes. This approach has been validated with Progen therapeutic compounds in an established model of type 1 diabetes disease in which the treatment delayed disease onset, diminished the incidence of diabetes and reduced the severity of pancreas damage compared to controls. Prof. Lawrence Cram, Deputy Vice-Chancellor at the ANU, said that: “Diabetes is a significant and growing health issue for Australia and the world. According to the World Health Organisation, more than 220 million people worldwide have diabetes. Insulin is the primary therapy for type 1 diabetes and is effective at managing the symptoms of this disease but does not prevent or cure the disease. Thus, there is a tremendous need for treatments that impact type 1 diabetes development and progression.” Progen is focused on developing compounds with a dual mechanism of action for oncology indications with a product pipeline principally developed around heparin sulfate mimetics and heparanase inhibition. Progen’s Director of Research and Development, Dr Ian Bytheway said “Progen is delighted to continue and expand our relationship with ANU and Prof. Parish which commenced with the licensing of the PI-88 technology in inflammation and cancer. This new collaboration provides an exciting opportunity to build upon our collective expertise and experience with heparanase and drug development to explore new therapeutic areas while maintaining our core focus of the development of our anti-angiogenesis and anti-metastatic products.” ENDS

About Progen Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen’s core focus is development of its anti-angiogenesis and anti-metastatic oncology products pipeline. www.progen-pharma.com For more information: Sue MacLeman Stephanie Paul Chief Executive Officer Phillips Group +61 7 3842 3333 +61 7 3230 5000 +61 437 211 200 +61 418 753 062 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, PG11047 PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.